UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                         Biospecifics Technologies Corp.
                         -------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         -------------------------------
                         (Title of Class of Securities)


                                    090931106
                             ----------------------
                                 (CUSIP Number)


                                Jeffrey K. Vogel
                                 Bio Partners LP
                                 1 Meadow Drive
                            Lawrence, New York 11559
                            Telephone: (516) 295-1762
          ------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)


                                November 23, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
--------------------------------------------------------------------------------
CUSIP No. 090931106                                           Page 2 of 10 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:           Bio Partners LP
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [___________________]

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OR ORGANIZATION        Delaware
--------------------------------------------------------------------------------

NUMBER OF SHARES                    5    SOLE VOTING POWER          0
BENEFICIALLY OWNED                  --------------------------------------------
BY EACH REPORTING                   6    SHARED VOTING POWER        295,312(1)
PERSON WITH                         --------------------------------------------
                                    7    SOLE DISPOSITIVE POWER     0
                                    --------------------------------------------
                                    8    SHARED DISPOSITIVE POWER   295,312(1)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     295,312(1)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)          N/A
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)          5.51% (2)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON  (See Instructions)       PN
--------------------------------------------------------------------------------

     (1) Bio Partners LP, a Delaware limited partnership, has a sole general partner, Bio Management, Inc., a New York corporation ("Bio Management"), and Bio Management's sole shareholder and President is Jeffrey K. Vogel. Mr. Vogel thus has the power to vote or dispose of the 295,312 shares of common stock, $.001 par value ("Common Stock") of Biospecifics Technologies Corp. ("Biospecifics") owned by Bio Partners LP.

     (2) Calculated based on 5,355,216 shares of Biospecifics Technologies Corp.'s Common Stock outstanding as of November 9, 2005, as reported in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 2, 2005.

                                  SCHEDULE 13G
--------------------------------------------------------------------------------
CUSIP No. 090931106                                           Page 3 of 10 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:           Jeffrey K. Vogel
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [___________________]

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OR ORGANIZATION        United States
--------------------------------------------------------------------------------

NUMBER OF SHARES                    5    SOLE VOTING POWER          102,736
BENEFICIALLY OWNED                  --------------------------------------------
BY EACH REPORTING                   6    SHARED VOTING POWER        295,312(1)
PERSON WITH                         --------------------------------------------
                                    7    SOLE DISPOSITIVE POWER     102,736
                                    --------------------------------------------
                                    8    SHARED DISPOSITIVE POWER   500,496(2)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     603,232(3)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)          N/A
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)        11.26% (4)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON  (See Instructions)         IN
--------------------------------------------------------------------------------

     (1) Mr. Vogel is the sole shareholder and President of Bio Management, which is the sole general partner of Bio Partners LP. Mr. Vogel thus has the power to vote these 295,312 shares of Common Stock owned by Bio Partners LP.
     (2) Mr. Vogel is the sole shareholder and President of Bio Management, which is the sole general partner of Bio Partners LP. Mr. Vogel thus has the power to dispose these 295,312 shares of Common Stock owned by Bio Partners LP. In addition, Mr. Vogel has the power to dispose of 101,466 shares of Common Stock owned by his brother Jon M. Vogel and 103,718 shares of Common Stock owned by his father Sherman C. Vogel.
     (3) Includes (i) 102,736 shares of Common Stock held directly by Jeffrey K. Vogel, (ii) 295,312 shares of Common Stock held by Bio Partners LP, (iii) 101,466 shares of Common Stock held by his brother Jon M. Vogel and (iv) 103,718 shares of Common Stock held by Sherman C. Vogel.
     (4) Calculated based on 5,355,216 shares of Biospecifics Technologies Corp.'s Common Stock outstanding as of November 9, 2005, as reported in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 2, 2005.

                                  SCHEDULE 13G
--------------------------------------------------------------------------------
CUSIP No. 090931106                                           Page 4 of 10 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:           Jon M. Vogel
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [___________________]

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OR ORGANIZATION        United States
--------------------------------------------------------------------------------

NUMBER OF SHARES                    5    SOLE VOTING POWER          101,466
BENEFICIALLY OWNED                  --------------------------------------------
BY EACH REPORTING                   6    SHARED VOTING POWER        0
PERSON WITH                         --------------------------------------------
                                    7    SOLE DISPOSITIVE POWER     0
                                    --------------------------------------------
                                    8    SHARED DISPOSITIVE POWER   101,466(1)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      101,466
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)         N/A
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)       1.89% (2)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON  (See Instructions)         IN
--------------------------------------------------------------------------------

     (1) Jeffrey K. Vogel has the power to dispose of 101,466 shares of Common Stock owned by his brother Jon M. Vogel.
     (2) Calculated based on 5,355,216 shares of Biospecifics Technologies Corp.'s Common Stock outstanding as of November 9, 2005, as reported in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 2, 2005.

                                  SCHEDULE 13G
--------------------------------------------------------------------------------
CUSIP No. 090931106                                           Page 5 of 10 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:           Sherman C. Vogel
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [___________________]

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OR ORGANIZATION        United States
--------------------------------------------------------------------------------

NUMBER OF SHARES                    5    SOLE VOTING POWER          103,718
BENEFICIALLY OWNED                  --------------------------------------------
BY EACH REPORTING                   6    SHARED VOTING POWER        0
PERSON WITH                         --------------------------------------------
                                    7    SOLE DISPOSITIVE POWER     0
                                    --------------------------------------------
                                    8    SHARED DISPOSITIVE POWER   103,718(1)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      103,718
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)          N/A
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)         1.94% (2)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON  (See Instructions)          IN
--------------------------------------------------------------------------------

     (1) Jeffrey K. Vogel has the power to dispose of 103,718 shares of Common Stock owned by his father Sherman Vogel.
     (2) Calculated based on 5,355,216 shares of Biospecifics Technologies Corp.'s Common Stock outstanding as of November 9, 2005, as reported in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 2, 2005.

Item 1.
         (a)  Name of Issuer:
              --------------
              Biospecifics Technologies Corp. ("Biospecifics")

         (b)  Address of Issuer's Principal Executive Offices:
              -----------------------------------------------
              35 Wilbur Street, Lynbrook, New York   11563

Item 2.
         (a)  Name of Persons Filing:
              ----------------------
              Bio Partners LP

              Jeffrey K. Vogel

              Jon M. Vogel

              Sherman C. Vogel

         (b)  Address of Principal Business Office or, if none, Residence:
              -----------------------------------------------------------
              (i) The address of each Bio Partners LP and Jeffrey K. Vogel is:

              1 Meadow Drive
              Lawrence, NY 11559

              (ii) The address of Jon M. Vogel is:

              17020 Brookwood Drive
              Boca Raton, FL 33496

              (iii) The address of Sherman C. Vogel is:

              7110 Melrose Castle Lane
              Boca Raton, FL 33496

         (c)  Citizenship:
              -----------
              Bio Partners LP is a Delaware limited partnership.

              Jeffrey K. Vogel, Jon M. Vogel and Sherman C. Vogel are each a citizen of the United States.

         (d)  Title of Class of Securities:
              ----------------------------
              Common Stock, par value $.001 per share (the "Common Stock")

         (e)  CUSIP Number:
              ------------
              090931106
Item 3.

         This statement is not being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c).

Item 4.  Ownership

         (a)  Amount beneficially owned:
              -------------------------

         Bio Partners LP beneficially owns 295,312 shares of Biospecifics' Common Stock.

         Jeffrey K. Vogel beneficially owns 603,232 shares of Biospecifics' Common Stock, which includes (i) 102,736 shares of Common Stock held directly by Jeffrey K. Vogel, (ii) 295,312 shares of Common Stock held by Bio Partners LP,
(iii) 101,466 shares of Common Stock held by his brother Jon M. Vogel and (iv) 103,718 shares of Common Stock held by his father Sherman C. Vogel.

         Jon M. Vogel beneficially owns 101,466 shares of Biospecifics' Common Stock.

         Sherman C. Vogel beneficially owns 103,718 shares of Biospecifics' Common Stock.

         Together, the reporting persons beneficially own 603,232 shares of Biospecifics' Common Stock.

         (b)  Percent of class:
              ----------------

         Calculated based on 5,355,216 shares of Biospecifics Technologies Corp.'s Common Stock outstanding as of November 9, 2005, as reported in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 2, 2005.

         Bio Partners LP has beneficial ownership of 5.51% of all of the outstanding shares of Biospecifics' Common Stock.

         Jeffrey K. Vogel has beneficial ownership of 11.26% of all of the outstanding shares of Biospecifics' Common Stock.

         Jon M. Vogel has beneficial ownership of 1.89% of all of the outstanding shares of Biospecifics' Common Stock.

         Sherman C. Vogel has beneficial ownership of 1.94% of all of the outstanding shares of Biospecifics' Common Stock.

         Together, the reporting persons have beneficial ownership of 11.26% percent of all of the outstanding shares of Biospecifics' Common Stock.

         (c)  Number of shares as to which the person has:
              -------------------------------------------

              (i)   Sole power to vote or to direct the vote:
                    ----------------------------------------

              Bio Partners LP has the sole power to vote or direct the vote of 0 shares of Biospecifics' Common Stock.

              Jeffrey K. Vogel has the sole power to vote or direct the vote of 102,736 shares of Biospecifics' Common Stock.

              Jon M. Vogel has the sole power to vote or direct the vote of 101,466 shares of Biospecifics' Common Stock.

              Sherman C. Vogel has the sole power to vote or direct the vote of 103,718 shares of Biospecifics' Common Stock.

              (ii)  Shared power to vote or to direct the vote:
                    ------------------------------------------

              Bio Partners LP has shared power to vote or direct the vote of 295,312 shares of Biospecifics' Common Stock. Jeffrey K. Vogel is the sole shareholder and President of Bio Management, Inc., a New York corporation ("Bio Management"), which is the sole general partner of Bio Partners LP. Mr. Vogel thus has the power to vote or dispose of the 295,312 shares of specifics' Common Stock owned by Bio Partners LP.

              Jeffrey K. Vogel has shared power to vote or direct the vote of 295,312 shares of Biospecifics' Common Stock with Bio Partners LP.

              Jon M. Vogel has shared power to vote or direct the vote of 0 shares of Biospecifics' Common Stock.

              Sherman C. Vogel has shared power to vote or direct the vote of 0 shares of Biospecifics' Common Stock.

              (iii) Sole power to dispose or to direct the disposition of:
                    -----------------------------------------------------

              Bio Partners LP has the sole power to dispose or direct the disposition of 0 shares of Biospecifics' Common Stock.

              Jeffrey K. Vogel has the sole power to dispose or direct the disposition of 102,736 shares of Biospecifics' Common Stock.

              Jon M. Vogel has the sole power to dispose or direct the disposition of 0 shares of Biospecifics' Common Stock.

              Sherman C. Vogel has the sole power to dispose or direct the disposition of 0 shares of Biospecifics' Common Stock.

              (iv)  Shared power to dispose or to direct the disposition of:
                    -------------------------------------------------------

              Bio Partners LP has the shared power to dispose or direct the disposition of 295,312 shares of Biospecifics' Common Stock. Jeffrey K. Vogel is the sole shareholder and President of Bio Management, the sole general partner of Bio Partners LP. Mr. Vogel thus has the power to vote or dispose of the 295,312 shares of Common Stock owned by Bio Partners LP.

              Jeffrey K. Vogel has the shared power to dispose or direct the disposition of 500,496 shares of Biospecifics' Common Stock which includes (i) 295,312 shares of Common Stock owned by Bio Partners LP, (ii) 101,466 shares of Common Stock owned by his brother Jon M. Vogel and (iii) 103,718 shares of Common Stock owned by his father Sherman C. Vogel.

              Jon M. Vogel has the shared power to dispose or direct the disposition of 101,466 shares of Biospecifics' Common Stock with his brother Jeffrey K. Vogel.

              Sherman C. Vogel has the shared power to dispose or direct the disposition of 103,718 shares of Biospecifics' Common Stock with his son Jeffrey
K. Vogel.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

         Item 10. Certification

         (b)  This Schedule 13G Amendment is being filed pursuant to Rule
13d-1(c):

         By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of each undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

January 4, 2006


                                       BIO PARTNERS LP
                                       By: Bio Management, Inc., its sole
                                           general partner


                                       By: /s/ JEFFREY K. VOGEL
                                           -------------------------------------
                                           Name:  Jeffrey K. Vogel
                                           Title: President


                                       By: /s/ JEFFREY K. VOGEL
                                           -------------------------------------
                                           Jeffrey K. Vogel


                                       By: /s/ JON M. VOGEL
                                           -------------------------------------
                                           Jon M. Vogel


                                       By: /s/ SHERMAN C. VOGEL
                                           -------------------------------------
                                           Sherman C. Vogel

                                    EXHIBIT A

                             JOINT FILING AGREEMENT


         The undersigned agree that this Amendment No. 2 to Schedule 13G filed herewith relating to the shares of common stock of Biospecifics Technogies Corp. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Exchange Act.


January 4, 2006

                                       BIO PARTNERS LP
                                       By: Bio Management, Inc., its sole
                                           general partner


                                       By: /s/ JEFFREY K. VOGEL
                                           -------------------------------------
                                           Name:  Jeffrey K. Vogel
                                           Title: President


                                       By: /s/ JEFFREY K. VOGEL
                                           -------------------------------------
                                           Jeffrey K. Vogel


                                       By: /s/ JON M. VOGEL
                                           -------------------------------------
                                           Jon M. Vogel


                                       By: /s/ SHERMAN C. VOGEL
                                           -------------------------------------
                                           Sherman C. Vogel